UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41965

Semilux International Ltd.

(Registrant’s Name)

4F., No. 32, Keya Rd., Daya Dist.

Central Taiwan Science Park

Taichung City 42881

Taiwan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Explanatory Note

This Form 6-K/A is an amendment to the Form 6-K filed on June 12, 2025 and is being filed solely to revise the disclosure regarding the engagement of the Company’s new independent registered public accounting firm to clarify that the appointment of Enrome LLP is subject to the completion of the Company’s acceptance and take-on procedures.

Change in Independent Registered Public Accounting Firm

Termination of the Company’s Independent Registered Public Accounting Firm

On June 9, 2025, the Audit Committee (the “Audit Committee”) of the Board of Directors of Semilux International Ltd., a Cayman Islands exempted company with limited liability (the “Company”) approved the dismissal of Marcum Asia CPAs LLP, located at Seven Penn Plaza, Suite 830, New York, NY 10001 (“Marcum Asia”), as the Company’s independent registered public accounting firm.

Following discussions between the Company and Marcum Asia, the Audit Committee determined that a change in auditors would be in the best interests of the Company in order to ensure the timely completion of the audit of the Company’s financial statements and the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2024. During the period of Marcum Asia’s engagement and through June 9, 2025, there were no disagreements between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Marcum Asia, would have caused Marcum Asia to make reference to the subject matter of the disagreements in connection with its reports.

The Company provided Marcum Asia with a copy of the disclosures in this Report and requested that Marcum Asia furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements, or if not, stating the respects in which it does not agree. A copy of such letter is filed as Exhibit 16.1 to this Report of Foreign Private Issuer on Form 6-K.

Appointment of New Independent Registered Public Accounting Firm

On June 9, 2025, the Audit Committee approved the engagement of Enrome LLP, located at 143 Cecil Street, #19-03/04 GB Building, Singapore 069542 (“Enrome”), as the Company’s new independent registered public accounting firm and the appointment is subject to the completion of the Company’s acceptance and take-on procedures of Enrome.

Enrome LLP previously served as the Company’s independent registered public accounting firm from May 17, 2023, to April 14, 2025, and was dismissed on that April 14, 2025, as disclosed in the Company’s Form 6-K filed on April 15, 2025. During the Company’s prior engagement with Enrome LLP and the subsequent interim period through the date of this current engagement, the Company did not consult with Enrome LLP regarding (i) the application of accounting principles to any specified transaction, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, or (iii) any matter that was the subject of a disagreement or a reportable event as defined in Item 16F(a)(1)(iv) and (v) of Form 20-F.

Financial Statements and Exhibits

Exhibits.

Number
16.1	Letter of Marcum Asia CPAs LLP dated June 12, 2025, regarding change in independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semilux International Ltd.

Date: June 13, 2025	By:	/s/ Yung-Peng Chang
	Name:	Yung-Peng Chang
	Title:	Chief Executive Officer

4